SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Joint announcement dated April 14, 2009 of the Registrant and Hutchison Whampoa Limited relating to the proposed spin-off and listing of shares of Hutchison Telecommunications Hong Kong Holdings Limited, distribution record date and closure of register of members of the Registrant.

1.2	Press Release dated April 8, 2009 of the Registrant relating to the launches of GSM service in Vietnam.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not an offer of securities for sale in Hong Kong, the United States or elsewhere and is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Hutchison Whampoa Limited, Hutchison Telecommunications International Limited or Hutchison Telecommunications Hong Kong Holdings Limited. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that contains detailed information about the issuer and management as well as financial statements.

(Incorporated in Hong Kong with limited liability) (Stock Code: 13)	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 2332)

JOINT ANNOUNCEMENT

PROPOSED SPIN-OFF

BY WAY OF A DISTRIBUTION IN SPECIE OF,

AND A SEPARATE LISTING OF,

THE SHARES OF

HUTCHISON TELECOMMUNICATIONS HONG KONG HOLDINGS LIMITED

ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

BY WAY OF INTRODUCTION

DISTRIBUTION RECORD DATE

CLOSURE OF REGISTER OF MEMBERS OF HTIL

This announcement is made pursuant to Listing Rule 13.09.

Reference is made to the joint announcement of HWL and HTIL on 4 March 2009 regarding the Proposed Spin-off, the Distribution and the Introduction.

The HWL Board and the HTIL Board announce that on 9 April 2009 the Stock Exchange confirmed its approval of the Proposed Spin-off.

The HTIL Board announces that it has determined the share distribution ratio and the Distribution Record Date for the Proposed Spin-off. Pursuant to the Distribution, each HTIL Qualifying Shareholder will be entitled to one HTHKH Share for each HTIL Share held on Thursday, 30 April 2009, the Distribution Record Date. Each HTIL Qualifying ADS Holder will be entitled to one HTHKH ADS (representing 15 HTHKH Shares) for each HTIL ADS held on the Distribution Record Date.

In order to determine the entitlements of HTIL Qualifying Shareholders to the Distribution, the register of members of HTIL will be closed from Wednesday, 29 April 2009 to Thursday, 30 April 2009 (both days inclusive), during which period no transfers of HTIL Shares will be registered.

The implementation of the Distribution, the Proposed Spin-off and the Introduction is subject to the Listing Committee granting approval for the Listing, failing which, the Distribution will not be made, the Proposed Spin-off will not be implemented and the Introduction will not occur. Accordingly, shareholders of HWL, HTIL Shareholders, HTIL ADS Holders and potential investors are reminded to exercise caution when dealing in the respective securities of HWL and HTIL.

This announcement is made pursuant to Listing Rule 13.09.

INTRODUCTION

Reference is made to the joint announcement of HWL and HTIL on 4 March 2009 regarding the Proposed Spin-off, the Distribution and the Introduction (the “Announcement”). Terms defined in the Announcement shall have the same meanings when used herein unless the context otherwise requires.

As stated in the Announcement, the Proposed Spin-off will be implemented by way of the Distribution. On 4 March 2009, the HTIL Board approved the payment of an interim dividend by HTIL to be satisfied by way of a distribution in specie of the entire share capital of HTHKH to HTIL Qualifying Shareholders in proportion to their respective shareholdings in HTIL on the Distribution Record Date, conditional on (i) the Stock Exchange approving the Proposed Spin-off, and (ii) the Listing Committee granting approval for the Listing.

The HWL Board and the HTIL Board announce that on 9 April 2009 the Stock Exchange confirmed its approval of the Proposed Spin-off.

The Introduction does not involve an offer of new HTHKH Shares or any other securities and no new proceeds will be raised pursuant to the Listing. The Introduction is conditional on the Listing Committee granting approval for the Listing.

HTHKH SHARES AND HTHKH ADSs TO BE DISTRIBUTED

The HTIL Board announces that it has determined the share distribution ratio and the Distribution Record Date for the Proposed Spin-off. Pursuant to the Distribution, each HTIL Qualifying Shareholder will be entitled to one HTHKH Share for each HTIL Share held on Thursday, 30 April 2009, the Distribution Record Date. Based on the issued share capital of HTIL as at the date of this announcement and assuming this will remain unchanged on the Distribution Record Date, HTIL will distribute a total of 4,814,346,208 HTHKH Shares, comprising the entire issued share capital of HTHKH, pursuant to the Distribution.

HTIL Qualifying Shareholders (except for any HTIL Overseas Shareholders) will receive one HTHKH Share for each HTIL Share held on the Distribution Record Date.

HTIL Overseas Shareholders (if any) will be entitled to the Distribution but will not receive the HTHKH Shares. Instead, they will receive a cash amount equal to the net proceeds of the sale of their HTHKH Shares by HTIL on their behalf after dealings in the HTHKH Shares commence on the Stock Exchange at the prevailing market price.

No action is required to be taken by HTIL Qualifying Shareholders to receive the HTHKH Shares. HTIL Qualifying Shareholders (except for any HTIL Overseas Shareholders) holding HTIL Shares on the Distribution Record Date will either receive the share certificates representing the HTHKH Shares; investors holding their HTIL Shares through CCASS clearing participants will receive the HTHKH Shares through their respective brokers or custodians who are CCASS clearing participants.

HTHKH intends to establish a sponsored, unlisted American Depositary Share Level 1 programme to be traded over-the-counter (OTC) so that the HTIL Qualifying ADS Holders can receive HTHKH ADSs. Neither the HTHKH Shares nor the HTHKH ADSs will be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.

Each HTIL Qualifying ADS Holders will be entitled to one HTHKH ADS for each HTIL ADS held on the Distribution Record Date. Each HTHKH ADS will represent 15 HTHKH Shares. The Depositary for the HTIL ADS, who will also act as the Depositary for the HTHKH ADS, will separately inform HTIL Qualifying ADS Holders of the details of the Proposed Spin-off and the Distribution in due course.

DISTRIBUTION RECORD DATE AND CLOSURE OF REGISTER OF MEMBERS OF HTIL

The Distribution Record Date will be on Thursday, 30 April 2009.

In order to determine the entitlements of HTIL Qualifying Shareholders to the Distribution, the register of members of HTIL will be closed from Wednesday, 29 April 2009 to Thursday, 30 April 2009 (both days inclusive), during which period no transfers of HTIL Shares will be registered.

The last day for dealings in HTIL Shares cum entitlement to the HTHKH Shares pursuant to the Distribution will be on Friday, 24 April 2009. In order to qualify for the Distribution, all transfers of HTIL Shares accompanied by the relevant share certificates must be lodged with HTIL’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration by no later than 4:30 p.m. on Tuesday, 28 April 2009.

Further details of the expected timetable for the Proposed Spin-off and the Introduction, including the date on which the share certificates of the HTHKH Shares are to be despatched, will be announced as and when appropriate.

GENERAL

The implementation of the Distribution, the Proposed Spin-off and the Introduction is subject to the Listing Committee granting approval for the Listing, failing which, the Distribution will not be made, the Proposed Spin-off will not be implemented and the Introduction will not occur. Accordingly, shareholders of HWL, HTIL Shareholders, HTIL ADS Holders and potential investors are reminded to exercise caution when dealing in the respective securities of HWL and HTIL.

For the purpose of this announcement, and unless otherwise specified, references to times of day are to Hong Kong.

By Order of the Board HUTCHISON WHAMPOA LIMITED Edith Shih Company Secretary	By Order of the Board HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED Edith Shih Company Secretary

Hong Kong, 14 April 2009

As at the date of this announcement, the directors of HWL are:

Executive Directors:	Independent Non-executive Directors:
Mr. LI Ka-shing (Chairman)	The Hon. Sir Michael David KADOORIE
Mr. LI Tzar Kuoi, Victor (Deputy Chairman)	Mr. Holger KLUGE
Mr. FOK Kin-ning, Canning	Mr. OR Ching Fai, Raymond
Mrs. CHOW WOO Mo Fong, Susan	Mr. WONG Chung Hin
Mr. Frank John SIXT
Mr. LAI Kai Ming, Dominic
Mr. KAM Hing Lam

Non-executive Directors:	Alternate Director:
Mr. George Colin MAGNUS	Mr. William Elkin MOCATTA
Mr. William SHURNIAK	(Alternate to The Hon. Sir Michael David Kadoorie)

As at the date of this announcement, the directors of HTIL are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-Executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)	Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

Exhibit 1.2

Hutchison Telecom launches GSM service in Vietnam

Hong Kong, 8 April 2009 – Hutchison Telecommunications International Limited (SEHK: 2332, NYSE: HTX; “Hutchison Telecom”) today announced that its Vietnamese operation Vietnamobile will launch its GSM services tomorrow on 9 April in Vietnam.

Vietnamobile, the Business Co-operation Contract partnership between Hutchison Telecom and Hanoi Telecom Joint Stock Company, will launch its service over its latest- technology GSM network with footprint present at 64 provinces in Vietnam.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “The launch of Vietnamobile completes Hutchison Telecom’s strategic step of relaunching the operation with GSM technology. This positions the operation to compete more effectively in Vietnam and better tap the potential of one of the highest growth mobile markets in the region.”

Vietnamobile will launch its service with a tariff plan that will be the simplest in the market and offers customers best value. It believes that this approach, together with Vietnamobile’s superb quality network, will set itself apart from the competition and will quickly become a preferred GSM network in Vietnam.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecommunications International Limited

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison

Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.